

September 13, 2007

<u>Via Facsimile (212) 318-6936 and US Mail</u>

Martin L. Edelman
Paul, Hastings, Janofsky & Walker LLP
Park Avenue Tower
75 East 55th Street
New York, NY 10022

Re: MGM MIRAGE
     Schedule TO-T filed on August 24, 2007 by Dubai World, Infinity World
     (Cayman) L.P., and Infinity World Investments LLC
     Schedule TO-T/A filed on August 28, 2007
     SEC File No. 5-40054

Dear Mr. Edelman:

The staff in the Office of Mergers and Acquisitions has conducted a limited review of the filings listed above. As you know, I previously contacted you on August 27, 2007 concerning the possible need to provide bidders' financial statements in the tender offer materials, pursuant to Item 10 of Schedule TO. As noted below, the staff is continuing to consider your response letters on that point.

We have the following additional comments on the filings identified above. All defined terms have the same meaning as in the Offer to Purchase filed as Exhibit (a)(1)(A) to the Schedule TO-T filed on August 24, 2007. "You" and its derivates as used here refer to the named bidders on the Schedule TO-T, as amended.

Schedule TO-T, Item 10

1. As discussed with you and your colleagues in several telephone conversations over the last several weeks, we continue to have concerns about the need to provide financial statements for these bidders pursuant to Item 10 of Schedule TO. As we have discussed, Instruction 2 to Item 10 does not relieve bidders of the obligation to provide financial statements here, given that this is a partial cash tender offer by non-reporting entities. We are continuing to review and discuss your supplemental analysis on this point provided in your response letters dated August 29, 2007, September 10, 2007 and September 11, 2007.

<u>Offer to Purchase – Section 9. Information Concerning the Purchaser and its Affiliates;
Background of the Offer; Past Contacts, Negotiations and Transactions, page 18</u>

2. On page 19, you disclose that Dubai World and MGM MIRAGE entered into a
    confidentiality agreement pursuant to which Dubai World could "obtain access to
    non-public information" concerning MGM MIRAGE. However, the Offer to
    Purchase does not disclose any financial forecasts or other non-public information
    received by Dubai World from MGM MIRAGE. Please advise whether such
    information was received pursuant to the August 7, 2007 Confidentiality Agreement.
    If so, provide your legal analysis as to why disclosure in the tender offer materials is
    not required pursuant to applicable statutory and rule provisions, including Rule 10b-
    5. Your analysis should address the materiality of this information to shareholders
    (rather than the bidders) under relevant case law and other authority.

3. We note the disclosure on page 19 that Purchaser's representatives initially inquired
    about the possibility of purchasing Shares directly "from significant stockholders of
    MGM MIRAGE." Please identify such stockholders, and explain why this tender
    offer was pursued over such private purchases. See Item 1005(b) of Regulation M-A.

<u>Section 10. Source and Amount of Funds, page 21</u>

4. Please update the tender offer materials to disclose the terms of the loan facility being
    negotiated to partially fund the purchase of Shares tendered. See Item 1007(d) of
    Regulation M-A. In addition, the loan agreement should be filed as an exhibit to the
    Schedule TO-T. See Item 1016(b) of Regulation M-A.

<u>Section 11 – Purpose of the Offer; Plans for MGM MIRAGE; Related Documents,
page 21</u>

5. See comment 3 above. We note the additional disclosure in the second paragraph here
    that you intend to increase your ownership in MGM MIRAGE beyond the Shares
    purchased in this tender offer and through the Direct Purchase. Do you intent to
    purchase such additional Shares from the significant shareholders whom you initially
    referenced? Please disclose.

6. We note the disclosure on page 22 that your agreement with MGM MIRAGE
    provides you with registration rights. We are also aware that MGM MIRAGE has
    filed a prospectus in connection with such resale by you of the Shares being acquired
    in the tender offer and the Shares being purchased directly from MGM MIRAGE.
    Please discuss your intentions with regard to sales of MGM MIRAGE securities
    pursuant to such resale registration statement or otherwise.

Closing Comments

Please respond to the above comments promptly. If you do not agree with a comment, tell us why in your response letter. Be aware that we may have additional comments based on your comment responses.

We urge all filing persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the filing persons are in possession of all facts relating to their disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide, in writing, a statement from each filing person acknowledging that:

- It is responsible for the adequacy and accuracy of the disclosure in the filing;

- Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- It may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions please do not hesitate to contact me at (202) 551-3263.

Very truly yours,

Christina Chalk
Special Counsel
Office of Mergers and Acquisitions